JPMorgan Institutional Trust

277 Park Avenue

New York, New York 10172

VIA EDGAR

April 6, 2020

Alison White

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re: JPMorgan Institutional Trust; File No. 811-21638 – Amendment No. 43

Dear Ms. White:

This letter is in response to the comments you provided with respect to Amendment No. 43 to the Registration Statement on Form N-1A (the “Registration Statement”) of the JPMorgan Institutional Trust (the “Trust”) relating to two of its series, JPMorgan Intermediate Bond Trust and JPMorgan Core Bond Trust (collectively, the “Funds”).  Our response to your comments are set forth below. Capitalized terms used but not defined in this letter have the meanings given to them in the Trust’s Registration Statement.

PROSPECTUS

1.

Comment: Significant market events have occurred since this post-effective amendment was filed as a result of the COVID-19 pandemic. Please consider whether the Funds’ disclosures, including risk disclosures, should be revised based on how these events are affecting both debt and equity markets.  If the Trust believes that no additional disclosure is warranted, please explain supplementally why not.

Response: The Trust continuously evaluates whether to update disclosure, including in response to the COVID-19 pandemic. The Trust may supplement the existing disclosures in the Registration Statement prior to the next annual update of the Registration Statement in the event warranted by a change in circumstance.

2.

Comment: The Confidential Offering Memorandum Supplement mentions that a Fund may enter into a side-letter if a Fund invests in physically-settled futures. Please confirm the Fund would file any such side letter as an exhibit to the Registration Statement.

Response: The Trust confirms that if a Fund were to enter into a side letter in order to invest in physically settled futures, it would file such side letter as an exhibit to the Registration Statement.

3.

Comment: Please specify on the signature page who signed the Registration Statement in their capacity as the Trust’s principal accounting officer or comptroller pursuant to Section 6(a) of the Securities Act of 1933 (the “Securities Act”).

Response:

The signature page specifies that Timothy J. Clemens signed the Registration Statement in his capacity as the Trust’s Treasurer and Principal Financial Officer. Section 6(a) of the Securities Act states that “[a]ny security may be registered with the Commission under the terms and conditions hereinafter provided, by filing a registration statement in triplicate, at least one of which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions….” We believe that the roles and functions of a principal accounting officer and comptroller clearly are subsumed under Mr. Clemens’ official title of “Treasurer” and “Principal Financial Officer.” Accordingly, we do not believe it is necessary to modify his title on the signature page.

*  *  *  *  *

Should members of the Staff have any questions or comments concerning this letter, please call me at (212) 270-6803.

Sincerely,

/s/ Zachary Vonnegut-Gabovitch

Zachary Vonnegut-Gabovitch

Assistant Secretary

1